Exhibit 99.1

Navios Maritime Partners L.P. Reports

Financial Results for the Second Quarter and Six Months Ended June 30, 2018

•	Revenue: $58.2 million in Q2; $111.2 million for the six months

•	Net cash from operating activities: $24.8 million in Q2; $31.3 million for the six months

•	Adjusted EBITDA: $34.7 million in Q2; $66.2 million for the six months

•	Agreement to acquire two 2016-built drybulk vessels for $79.0 million

•	Sale of two containerships for $67.0 million

•	Quarterly cash distribution of $0.02 per unit

MONACO, August 1, 2018 – Navios Maritime Partners L.P. (“Navios Partners”) (NYSE: NMM), an international owner and operator of dry cargo vessels, today reported its financial results for the second quarter and six months ended June 30, 2018.

Angeliki Frangou, Chairman and Chief Executive Officer of Navios Partners stated, “I am pleased with the results for the second quarter, for which Navios Partners had $34.7 million of adjusted EBITDA and reported $9.2 million of adjusted net income. We declared a quarterly distribution of $0.02 per unit for the second quarter, representing a current yield of approximately 4%.”

Angeliki Frangou continued, “Over the past two years, we used excess cash flow from operations and financing activities to renew and expand our fleet to 35 drybulk vessels. We also leveraged historic weakness in the container sector by establishing Navios Maritime Containers Inc., a growth vehicle with 26 containerships. Having taken advantage of these opportunities, we restored distributions to unitholders in the first quarter of this year and are seeking to deleverage with excess cash flow and the contemplated sale of our remaining containerships. If and when these sales are completed, Navios Partners will host the drybulk business and Navios Containers will hold the container business, thereby simplifying our business structure.”

Drybulk Fleet

•	Agreement to acquire two vessels

In July 2018, Navios Partners agreed to acquire the Navios Sphera, a 2016-built Panamax vessel of 84,872 dwt and the Navios Mars, a 2016-built Capesize vessel of 181,259 dwt from its affiliate, Navios Maritime Holdings Inc. for a purchase price of $79.0 million. These vessels are time chartered out on index-linked charters until January 2021 and February 2019, respectively.

The acquisition of the vessels is expected to be partially financed with a $44.0 million new term loan facility and the balance with available cash. The loan facility has an amortization profile of five years, matures in July 2023 and bears interest at LIBOR plus 290 bps per annum.

The transaction was approved by the Conflicts Committee of the Board of Directors of Navios Partners.

•	Deliveries

On June 7, 2018, Navios Partners took delivery of the Navios Altair I, a 2006-built Panamax vessel of 74,475 dwt, acquired from an unrelated third party for a purchase price of $11.0 million.

On May 21, 2018, Navios Partners took delivery of the Navios Symmetry, a 2006-built Panamax vessel of 74,381 dwt, acquired from an unrelated third party, for a purchase price of $11.0 million.

On May 9, 2018, Navios Partners took delivery of the Navios Apollon I, a 2005-built Panamax vessel of 87,052 dwt, acquired from an unrelated third party, for a purchase price of approximately $13.0 million.

Sale of YM Unity and YM Utmost

On July 2, 2018, Navios Partners sold to its affiliate, Navios Maritime Containers Inc. (“Navios Containers”) the YM Unity and the YM Utmost, two 2006-built containerships of 8,204 TEU each, for a sale price of $67.0 million. The loss on sale of the vessels amounted to $37.9 million and was recognized in the second quarter of 2018. Navios Partners used a portion of the sale proceeds to repay $20.2 million of its outstanding debt. As a result of the sales, the YM Unity and the YM Utmost were released from security of the Term Loan B Facility. In exchange, four drybulk vessels and $4.0 million in cash substituted the two vessels as collateral to the Term Loan B Facility.

Sale of Containerships

On June 11, 2018, Navios Partners agreed to sell the Hyundai Hongkong, a 2006-built, 6,800 TEU containership to its affiliate, Navios Containers, for a sale price of approximately $36.0 million. The vessel is expected to be delivered to Navios Containers in the third quarter of 2018.

Navios Partners also granted options to Navios Containers to acquire four additional 2006-built, 6,800 TEU containerships (the Hyundai Singapore, the Hyundai Busan, the Hyundai Shanghai and the Hyundai Tokyo) for a purchase price of $36.0 million per vessel. Each of the four vessels are sister ships to the Hyundai Hongkong and have the same time charter employment in place.

All of the acquisitions are subject to certain conditions, and there can be no assurances that these acquisitions will occur in whole or in part.

The transaction was approved by the Conflicts Committee of the Board of Directors of Navios Partners.

Cash Distribution

The Board of Directors of Navios Partners declared a cash distribution for the second quarter of 2018 of $0.02 per unit. The cash distribution is payable on August 10, 2018 to all unitholders of record as of August 7, 2018.

Long-Term Cash Flow

Navios Partners has entered into medium to long-term time charter-out agreements for its vessels with a remaining average term of approximately 2.0 years. Navios Partners has currently contracted out 88.8% of its available days for 2018, 35.6% for 2019 and 23.5% for 2020, including index-linked charters, expecting to generate revenues (excluding index-linked charters) of approximately $155.8 million, $58.4 million and $65.9 million, respectively. The average expected daily charter-out rate for the fleet is $16,109, $22,697 and $29,992 for 2018, 2019 and 2020, respectively.

EARNINGS HIGHLIGHTS

For the following results and the selected financial data presented herein, Navios Partners has compiled consolidated statements of operations for the three and six month periods ended June 30, 2018 and 2017. The quarterly information was derived from the unaudited condensed consolidated financial statements for the respective periods. Adjusted EBITDA, Adjusted Earnings per Common unit, Adjusted Net Income and Operating Surplus are non-GAAP financial measures and should not be used in isolation or substitution for Navios Partners’ results calculated in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

As of August 29, 2017, Navios Containers was no longer consolidated and commenced being accounted for under the equity method of accounting. As Navios Containers had operations during the three and six month periods ended June 30, 2017, the table below includes the impact of Navios Containers in the consolidated financial results and selected financial data for such periods.

	Three Month		Three Month		Six Month		Six Month
	Period Ended		Period Ended		Period Ended		Period Ended
	June 30, 2018		June 30, 2017		June 30, 2018		June 30, 2017
(in $‘000 except per unit data)	(unaudited)		(unaudited)		(unaudited)		(unaudited)
Revenue	$58,196		$50,018		$111,248		$92,429
Net (loss)/ income	$(29,533)		$4,090		$(24,055)		$(1,563)
Adjusted Net Income	$9,157	(1)	$4,560	(3)	$15,249	(4)	$5,280	(6)
Net cash provided by operating activities	$24,827		$12,264		$31,254		$10,084
EBITDA	$(3,825)		$31,745		$27,086		$54,399
Adjusted EBITDA	$34,656	(2)	$32,214	(3)	$66,181	(5)	$58,087	(7)
(Loss)/ Earnings per Common unit (basic and diluted)	$(0.18)		$0.03		$(0.15)		$(0.01)
Adjusted Earnings per Common unit (basic and diluted)	$0.05	(1)	$0.03	(3)	$0.09	(4)	$0.04	(6)
Operating Surplus	$19,783		$22,350		$37,243		$39,917
Maintenance and Replacement Capital expenditure reserve	$6,357		$3,476		$12,419		$6,740

(1)

Adjusted Net Income and Adjusted Earnings per Common unit for the three month period ended June 30, 2018 have been adjusted to exclude a $37.9 million impairment loss related to the sale of two of our vessels, a $0.6 million equity compensation expense and a $0.2 million write-off of deferred finance fees related to $20.2 million debt repayment in the third quarter of 2018.

(2)

Adjusted EBITDA for the three month period ended June 30, 2018 has been adjusted to exclude a $37.9 million impairment loss related to the sale of two of our vessels and a $0.6 million equity compensation expense.

(3)	Adjusted Net Income, Adjusted EBITDA and Adjusted Earnings per Common unit for the three month period ended June 30, 2017 have been adjusted to exclude a $0.5 million equity compensation expense.

(4)

Adjusted Net Income and Adjusted Earnings per Common unit for the six month period ended June 30, 2018 have been adjusted to exclude a $37.9 million impairment loss related to the sale of two of our vessels, a $1.2 million equity compensation expense and a $0.2 million write-off of deferred finance fees related to $20.2 million debt repayment in the third quarter of 2018.

(5)

Adjusted EBITDA for the six month period ended June 30, 2018 has been adjusted to exclude a $37.9 million impairment loss related to the sale of two of our vessels and a $1.2 million equity compensation expense.

(6)

Adjusted Net Income and Adjusted Earnings per Common unit for the six month period ended June 30, 2017 have been adjusted to exclude a $3.2 million write-off of deferred finance fees and discount related to the refinancing of the Term Loan B Facility, a $1.5 million allowance for doubtful accounts, a $1.3 million loss related to the sale of one of our vessels and a $0.9 million equity compensation expense.

(7)

Adjusted EBITDA for the six month period ended June 30, 2017 has been adjusted to exclude a $1.5 million allowance for doubtful accounts, a $1.3 million loss related to the sale of one of our vessels and a $0.9 million equity compensation expense.

Three month periods ended June 30, 2018 and 2017

The details below exclude the impact of the consolidation of Navios Containers for the periods presented as it is intended to provide investors with a clearer picture of Navios Partners on a going forward basis. Navios Containers’ effect on time charter and voyage revenues and EBITDA for the period from April 28, 2017 (date of inception) to June 30, 2017 was $3.1 million and 2.3 million, respectively.

Time charter and voyage revenues for Navios Partners for the three month period ended June 30, 2018 increased by $11.3 million, or 24.0%, to $58.2 million, as compared to $46.9 million for the same period in 2017. The increase in time charter and voyage revenues was mainly attributable to: (i) the increase in revenue following the acquisition of the seven vessels in 2017 and the three vessels in 2018; and (ii) the increase in available days of the fleet to 3,366 days for the three month period ended June 30, 2018, as compared to 2,844 days for the three month period ended June 30, 2017, mainly due to the increased fleet. That increase was partially mitigated by the decrease in revenue due to the sales of the Navios Apollon and the Navios Gemini S in 2017.

EBITDA of Navios Partners for the three month period ended June 30, 2018 was negatively affected by the accounting effect of a: (i) $37.9 million impairment loss on the sale of the YM Unity and the YM Utmost; and (ii) $0.6 million equity compensation expense. EBITDA of Navios Partners for the three month period ended June 30, 2017 was negatively affected by the accounting effect of a $0.5 million equity compensation expense. Excluding these items, Adjusted EBITDA increased by $4.4 million to $34.7 million for the three month period ended June 30, 2018, as compared to $30.3 million for the same period in 2017. The increase in Adjusted EBITDA was primarily due to: (i) an $11.3 million increase in revenue; (ii) a $0.3 million decrease in other expenses; and (iii) a $1.6 million increase in equity in net earnings of affiliated companies. The above increase was partially mitigated by a: (i) $2.8 million increase in time charter and voyage expenses; (ii) $2.6 million increase in management fees due to the increased fleet; (iii) $0.6 million increase in general and administrative expenses; and (iv) $2.8 million decrease in other income.

The reserves for estimated maintenance and replacement capital expenditures for the three month periods ended June 30, 2018 and 2017 were $6.4 million and $3.5 million, respectively (please see “Reconciliation of Non-GAAP Financial Measures” in Exhibit 3).

Navios Partners generated an operating surplus for the three month period ended June 30, 2018 of $19.8 million, as compared to $22.4 million for the three month period ended June 30, 2017. Operating Surplus is a non-GAAP financial measure used by certain investors to assist in evaluating a partnership’s ability to make quarterly cash distributions (please see “Reconciliation of Non-GAAP Financial Measures” in Exhibit 3).

Net Income of Navios Partners for the three month period ended June 30, 2018 was negatively affected by the accounting effect of a: (i) $37.9 million impairment loss on the sale of the YM Unity and the YM Utmost; (ii) $0.6 million equity compensation expense; and (iii) $0.2 million write-off of deferred finance fees. Net Income of Navios Partners for the three month period ended June 30, 2017 was negatively affected by the accounting effect of a $0.5 million equity compensation expense. Excluding these items, Adjusted Net Income for the three month period ended June 30, 2018 amounted to $9.2 million compared to $4.1 million for the three month period ended June 30, 2017. The increase in Adjusted Net Income of $5.1 million was due to a: (i) $4.4 million increase in adjusted EBITDA; (ii) $0.1 million decrease in direct vessel expenses; (iii) $3.0 million decrease in depreciation and amortization expense; and (iv) $0.1 million increase in interest income. The above increase was partially mitigated by a $2.4 million increase in interest expense and finance cost, net.

Six month periods ended June 30, 2018 and 2017

The details below exclude the impact of the consolidation of Navios Containers for the periods presented as it is intended to provide investors with a clearer picture of Navios Partners on a going forward basis. Navios Containers’ effect on time charter and voyage revenues and EBITDA for the period from April 28, 2017 (date of inception) to June 30, 2017 was $3.1 million and 2.3 million, respectively.

Time charter and voyage revenues for Navios Partners for the six month period ended June 30, 2018 increased by $21.9 million, or 24.5%, to $111.2 million, as compared to $89.3 million for the same period in 2017. The increase in time charter and voyage revenues was mainly attributable to: (i) the increase in revenue following the acquisition of the seven vessels in 2017 and the three vessels in 2018; and (ii) the increase in TCE to $16,295 per day for the six month period ended June 30, 2018, from $15,593 per day for the six month period ended June 30, 2017 due to the increase in the freight market. That increase was partially mitigated by the decrease in revenue due to the sales of the MSC Cristina, the Navios Apollon and the Navios Gemini S in 2017. The available days of the fleet increased to 6,552 days for the six month period ended June 30, 2018, as compared to 5,639 days for the six month period ended June 30, 2017, mainly due to the increased fleet.

EBITDA of Navios Partners for the six month period ended June 30, 2018 was negatively affected by the accounting effect of a: (i) $37.9 million impairment loss on the sale of the YM Unity and the YM Utmost; and (ii) $1.2 million equity compensation expense. EBITDA of Navios Partners for the six month period ended June 30, 2017 was negatively affected by the accounting effect of a: (i) $1.5 million allowance for doubtful accounts; (ii) $1.3 million loss related to the sale of the MSC Cristina and; (iii) $0.9 million equity compensation expense. Excluding these items, Adjusted EBITDA increased by $10.0 million to $66.2 million for the six month period ended June 30, 2018, as compared to $56.2 million for the same period in 2017. The increase in Adjusted EBITDA was primarily due to a: (i) $21.9 million increase in revenue; and (ii) $2.7 million increase in equity in net earnings of affiliated companies. The above increase was partially mitigated by a: (i) $3.1 million increase in time charter and voyage expenses; (ii) $5.0 million increase in management fees due to the increased fleet; (iii) $0.8 million increase in general and administrative expenses; (iv) $5.3 million decrease in other income; and (v) $0.4 million increase in other expenses.

The reserves for estimated maintenance and replacement capital expenditures for the six month periods ended June 30, 2018 and 2017 were $12.4 million and $6.7 million, respectively (please see Reconciliation of Non-GAAP Financial Measures in Exhibit 3).

Navios Partners generated an operating surplus for the six month period ended June 30, 2018 of $37.2 million, compared to $39.9 million for the six month period ended June 30, 2017. Operating Surplus is a non-GAAP financial measure used by certain investors to assist in evaluating a partnership’s ability to make quarterly cash distributions (please see Reconciliation of Non-GAAP Financial Measures in Exhibit 3).

Net Income of Navios Partners for the six month period ended June 30, 2018 was negatively affected by the accounting effect of a: (i) $37.9 million impairment loss on the sale of the YM Unity and the YM Utmost; (ii) $1.2 million equity compensation expense; and (iii) $0.2 million write-off of deferred finance fees. Net Income of Navios Partners for the six month period ended June 30, 2017 was negatively affected by the accounting effect of a: (i) $3.2 million write-off of deferred finance fees and discount related to the refinancing of the Term Loan B Facility; (ii) $1.5 million allowance for doubtful accounts; (iii) $1.3 million loss related to the sale of the MSC Cristina; and (iv) $0.9 million equity compensation expense. Excluding these items, Adjusted Net Income for the six month period ended June 30, 2018 amounted to $15.2 million compared to $4.8 million for the six month period ended June 30, 2017. The increase in Adjusted Net Income of $10.5 million was due to a: (i) $10.0 million increase in Adjusted EBITDA; (ii) $0.2 million decrease in direct vessel expenses; (iii) $4.9 million decrease in depreciation and amortization expense; and (iv) $0.5 million increase in interest income. The above increase was partially mitigated by a $5.1 million increase in interest expense and finance cost, net.

Fleet Employment Profile

The following table reflects certain key indicators of Navios Partners’ core fleet performance for the three and six month periods ended June 30, 2018 and 2017 (including 115 operating days of Navios Containers for the period from April 28, 2017 to June 30, 2017).

	Three Month Period Ended June 30, 2018 (unaudited)	Three Month Period Ended June 30, 2017 (unaudited)	Six Month Period Ended June 30, 2018 (unaudited)	Six Month Period Ended June 30, 2017 (unaudited)
Available Days(1)	3,366	2,959	6,552	5,754
Operating Days(2)	3,343	2,936	6,486	5,725
Fleet Utilization(3)	99.34%	99.20%	98.99%	99.51%
Time Charter Equivalent Combined (per day) (4)	$16,472	$16,905	$16,295	$15,820
Time Charter Equivalent Drybulk (per day) (4)	$12,898	$11,595	$12,592	$10,508
Time Charter Equivalent Containers (per day) (4)	$31,779	$31,081	$31,740	$31,617
Vessels operating at period end	39	37	39	37

(1)

Available days for the fleet represent total calendar days the vessels were in Navios Partners’ possession for the relevant period after subtracting off-hire days associated with scheduled repairs, dry dockings or special surveys and ballast days relating to voyages. The shipping industry uses available days to measure the number of days in a relevant period during which a vessel is capable of generating revenues.

(2)

Operating days are the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.

(3)

Fleet utilization is the percentage of time that Navios Partners’ vessels were available for revenue generating available days, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure efficiency in finding employment for vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs, dry dockings or special surveys.

(4)

TCE rate: Time Charter Equivalent rate per day is defined as voyage and time charter revenues less voyage expenses during a period divided by the number of available days during the period. The TCE rate per day is a standard shipping industry performance measure used primarily to present the actual daily earnings generated by vessels on various types of charter contracts for the number of available days of the fleet.

Conference Call Details:

Navios Partners’ management will host a conference call today, Wednesday, August 1, 2018 to discuss the results for the second quarter and six months ended June 30, 2018.

Call Date/Time: Wednesday, August 1, 2018 at 8:30 am ET

Call Title: Navios Partners Q2 2018 Financial Results Conference Call

US Dial In: +1.866.394.0817

International Dial In: +1.706.679.9759

Conference ID: 959 5876

The conference call replay will be available two hours after the live call and remain available for one week at the following numbers:

US Replay Dial In: +1.800.585.8367

International Replay Dial In: +1.404.537.3406

Conference ID: 959 5876

Slides and audio webcast:

There will also be a live webcast of the conference call, through the Navios Partners website (www.navios-mlp.com) under “Investors”. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

A supplemental slide presentation will be available on the Navios Partners’ website under the “Investors” section by 8:00 am ET on the day of the call.

About Navios Maritime Partners L.P.

Navios Maritime Partners L.P. (NYSE: NMM) is a publicly traded master limited partnership which owns and operates dry cargo vessels. For more information, please visit our website at www.navios-mlp.com.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events including Navios Partners’ 2018 cash flow generation, future contracted revenues, future distributions, opportunities to reinvest cash accretively in a fleet renewal program or otherwise, potential capital gains, our ability to take advantage of dislocation in the market and Navios Partners’ growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “may”, “expects”, “intends”, “plans”, “believes”, “anticipates”, “hopes”, “estimates”, and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenue and time charters.

These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by Navios Partners at the time these statements were made. Although Navios Partners believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Partners. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, uncertainty relating to global trade, including prices of seaborne commodities and continuing issues related to seaborne volume and ton miles, our continued ability to enter into long-term time charters, our ability to maximize the use of our vessels, expected demand in the dry cargo shipping sector in general and the demand for our Panamax, Capesize, Ultra-Handymax and Containerships in particular, fluctuations in charter rates for dry cargo carriers and containerships, the aging of our fleet and resultant increases in operations costs, the loss of any customer or charter or vessel, the financial condition of our customers, changes in the availability and costs of funding due to conditions in the bank market, capital markets and other factors, increases in costs and expenses, including but not limited to: crew wages, insurance, provisions, port expenses, lube oil, bunkers, repairs, maintenance and general and administrative expenses, the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business, general domestic and international political conditions, competitive factors in the market in which Navios Partners operates; risks associated with operations outside the United States; and other factors listed from time to time in Navios Partners’ filings with the Securities and Exchange Commission, including its Form 20-Fs and Form 6-Ks. Navios Partners expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based. Navios Partners makes no prediction or statement about the performance of its common units.

Contacts

Navios Maritime Partners L.P.

+1 (212) 906 8645

Investors@navios-mlp.com

Nicolas Bornozis

Capital Link, Inc.

+1 (212) 661 7566

naviospartners@capitallink.com

EXHIBIT 1

NAVIOS MARITIME PARTNERS L.P.

SELECTED BALANCE SHEET DATA

(Expressed in thousands of U.S. Dollars except unit data)

	June 30, 2018 (unaudited)	December 31, 2017 (unaudited)
ASSETS
Cash and cash equivalents, including restricted cash	$40,979	$29,933
Vessels, net	1,005,290	1,099,015
Vessels held for sale	67,000	—
Other assets (including current and non-current)	187,993	168,274
Intangible assets	6,048	8,080

Total assets	$1,307,310	$1,305,302

LIABILITIES AND PARTNERS’ CAPITAL
Other current liabilities	$26,759	$27,661
Current portion of long-term debt, net	45,012	26,586
Long-term debt, net	449,450	466,877
Other non-current liabilities	10,467	16,468
Total partners’ capital	775,622	767,710

Total liabilities and partners’ capital	$1,307,310	$1,305,302

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

	Three Month Period Ended June 30, 2018 (unaudited)	Three Month Period Ended June 30, 2017 (unaudited)	Six Month Period Ended June 30, 2018 (unaudited)	Six Month Period Ended June 30, 2017 (unaudited)
Time charter and voyage revenues	$58,196	$50,018	$111,248	$92,429
Time charter and voyage expenses	(2,758)	—	(4,488)	(1,413)
Direct vessel expenses	(1,544)	(1,631)	(3,169)	(3,333)
Management fees (entirely through related parties transactions)	(17,381)	(15,462)	(34,072)	(29,805)
General and administrative expenses	(5,513)	(4,865)	(9,044)	(8,077)
Depreciation and amortization	(14,355)	(18,680)	(29,272)	(35,455)
Vessel impairment losses	(37,860)	—	(37,860)	—
Interest expense and finance cost, net	(10,794)	(8,145)	(20,647)	(18,500)
Interest income	985	803	1,947	1,326
Other income	146	2,950	720	6,070
Other expense	(269)	(543)	(2,072)	(4,450)
Equity in net earnings of affiliated companies	1,614	—	2,654	—

Net (loss)/ income	$(29,533)	$4,445	$(24,055)	$(1,208)

Less: Net income attributable to the noncontrolling interest	—	$(355)	—	$(355)

Net (loss)/ income attributable to Navios Partners unitholders	$(29,533)	$4,090	$(24,055)	$(1,563)

Earnings per unit:

	Three Month Period Ended June 30, 2018 (unaudited)	Three Month Period Ended June 30, 2017 (unaudited)	Six Month Period Ended June 30, 2018 (unaudited)	Six Month Period Ended June 30, 2017 (unaudited)
(Loss)/ earnings per unit:
Common unit (basic and diluted)	$(0.18)	$0.03	$(0.15)	$(0.01)

NAVIOS MARITIME PARTNERS L.P.

Other Financial Information

(Expressed in thousands of U.S. Dollars except unit data)

	Six Month Period Ended June 30, 2018 (Unaudited)	Six Month Period Ended June 30, 2017 (Unaudited)
Net cash provided by operating activities	$31,254	$10,084
Net cash used in investing activities	(48,401)	(11,769)
Net cash provided by financing activities	28,193	62,645

Net increase in cash, cash equivalents and restricted cash	$11,046	$60,960

EXHIBIT 2

Owned Drybulk Vessels	Type	Built	Capacity (DWT)
Navios Soleil	Ultra-Handymax	2009	57,337
Navios La Paix	Ultra-Handymax	2014	61,485
Navios Christine B	Ultra-Handymax	2009	58,058
Navios Libra II	Panamax	1995	70,136
Navios Felicity	Panamax	1997	73,867
Navios Galaxy I	Panamax	2001	74,195
Navios Hyperion	Panamax	2004	75,707
Navios Alegria	Panamax	2004	76,466
Navios Orbiter	Panamax	2004	76,602
Navios Helios	Panamax	2005	77,075
Navios Hope	Panamax	2005	75,397
Navios Sun	Panamax	2005	76,619
Navios Sagittarius	Panamax	2006	75,756
Navios Harmony	Panamax	2006	82,790
Navios Prosperity I	Panamax	2007	75,527
Navios Libertas	Panamax	2007	75,511
Navios Fantastiks	Capesize	2005	180,265
Navios Aurora II	Capesize	2009	169,031
Navios Pollux	Capesize	2009	180,727
Navios Fulvia	Capesize	2010	179,263
Navios Melodia	Capesize	2010	179,132
Navios Luz	Capesize	2010	179,144
Navios Buena Ventura	Capesize	2010	179,259
Navios Joy	Capesize	2013	181,389
Navios Beaufiks	Capesize	2004	180,310
Navios Ace	Capesize	2011	179,016
Navios Sol	Capesize	2009	180,274
Navios Symphony	Capesize	2010	178,132
Navios Aster	Capesize	2010	179,314
Navios Altair I	Panamax	2006	74,475
Navios Symmetry	Panamax	2006	74,381
Navios Apollon I	Panamax	2005	87,052

Vessels to be delivered	Type	Built	Capacity (DWT)	Delivery Date
Navios Sphera	Panamax	2016	84,872	Q3 2018
Navios Mars	Capesize	2016	181,259	Q3 2018

Chartered-in vessel to be delivered	Type	Built	Capacity (DWT)	Delivery Date
Navios TBN I	Panamax	2019	81,000	H2 2019

Owned Containerships(1)	Type	Built	Capacity (TEU)
Hyundai Hongkong	Container	2006	6,800
Hyundai Singapore	Container	2006	6,800
Hyundai Tokyo	Container	2006	6,800
Hyundai Shanghai	Container	2006	6,800
Hyundai Busan	Container	2006	6,800

(1)	One of the containerships has agreed to be sold to Navios Containers. Navios Containers also has the option to acquire the four remaining containerships.

EXHIBIT 3

Disclosure of Non-GAAP Financial Measures

1. EBITDA and Adjusted EBITDA

EBITDA represents net (loss)/ income attributable to Navios Partners’ unitholders before interest and finance costs, before depreciation and amortization (including intangible accelerated amortization) and income taxes. Adjusted EBITDA represents EBITDA before equity compensation expense, loss on sale of vessel, impairment losses and allowance for doubtful accounts, reactivation costs and gain on change in control. Navios Partners uses Adjusted EBITDA as a liquidity measure and reconcile EBITDA and Adjusted EBITDA to net cash provided by/(used in) operating activities, the most comparable U.S. GAAP liquidity measure. EBITDA in this document is calculated as follows: net cash provided by/(used in) operating activities adding back, when applicable and as the case may be, the effect of: (i) net (increase)/decrease in operating assets; (ii) net (decrease)/increase in operating liabilities; (iii) net interest cost; (iv) amortization and write-off of deferred finance charges and other related expenses; (v) allowance for doubtful accounts; (vi) equity in net earnings of affiliated companies; (vii) payments for drydock and special survey costs; (viii) gain/(loss) on sale of assets/subsidiaries; (ix) impairment charges; (x) non-cash accrued interest income and amortization of deferred revenue; (xi) gain/(loss) on debt repayments; (xii) equity compensation expense; (xiii) gain on change in control; (xiv) noncontrolling interest; and (xv) non-cash accrued interest income from receivable from affiliates. Navios Partners believes that EBITDA and Adjusted EBITDA are each the basis upon which liquidity can be assessed and presents useful information to investors regarding Navios Partners’ ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and make cash distributions. Navios Partners also believes that EBITDA and Adjusted EBITDA are used: (i) by potential lenders to evaluate potential transactions; (ii) to evaluate and price potential acquisition candidates; and (iii) by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

Adjusted EBITDA represents EBITDA excluding certain items, as described under “Earnings Highlights.”

EBITDA and Adjusted EBITDA have limitations as an analytical tool, and should not be considered in isolation or as a substitute for the analysis of Navios Partners’ results as reported under U.S. GAAP. Some of these limitations are: (i) EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future. EBITDA and Adjusted EBITDA do not reflect any cash requirements for such capital expenditures. Because of these limitations, EBITDA and Adjusted EBITDA should not be considered as a principal indicator of Navios Partners’ performance. Furthermore, our calculation of EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

2. Operating Surplus

Operating Surplus represents net income adjusted for depreciation and amortization expense, non-cash interest expense, estimated maintenance and replacement capital expenditures and one-off items. Maintenance and replacement capital expenditures are those capital expenditures required to maintain over the long term the operating capacity of, or the revenue generated by, Navios Partners’ capital assets.

Operating Surplus is a quantitative measure used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Operating Surplus is not required by accounting principles generally accepted in the United States and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.

3. Available Cash

Available Cash generally means for each fiscal quarter, all cash on hand at the end of the quarter:

•	less the amount of cash reserves established by the Board of Directors to:

•	provide for the proper conduct of Navios Partners’ business (including reserve for maintenance and replacement capital expenditures);

•	comply with applicable law, any of Navios Partners’ debt instruments, or other agreements; or

•	provide funds for distributions to the unitholders and to the general partner for any one or more of the next four quarters;

•

plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under any revolving credit or similar agreement used solely for working capital purposes or to pay distributions to partners.

Available Cash is a quantitative measure used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Available cash is not required by accounting principles generally accepted in the United States and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.

4. Reconciliation of Non-GAAP Financial Measures

	Three Month Period Ended June 30, 2018 ($ ‘000) (unaudited)	Three Month Period Ended June 30, 2017 ($ ‘000) (unaudited)	Six Month Period Ended June 30, 2018 ($ ‘000) (unaudited)	Six Month Period Ended June 30, 2017 ($ ‘000) (unaudited)
Net cash provided by operating activities	$24,827	$12,264 (2)	$31,254	$10,084 (2)
Net (increase)/ decrease in operating assets	(1,953)	13,732 (2)	9,803	23,766 (2)
Net (decrease)/ increase in operating liabilities	(908)	(2,253)	1,061	7,364
Net interest cost	9,809	7,343	18,700	17,175
Amortization and write-off of deferred financing cost	(1,921)	(1,605)	(3,631)	(6,159)
Non cash accrued interest income and amortization of deferred revenue	3,121	3,118	6,208	6,203
Equity compensation expense	(621)	(469)	(1,235)	(933)
Vessels impairment loss	(37,860)	—	(37,860)	—
Non cash accrued interest income from receivable from affiliates	67	(7)	132	73
Allowance for doubtful accounts	—	—	—	(1,495)
Loss on vessel disposal	—	—	—	(1,260)
Noncontrolling interest	—	(355)	—	(355)
Equity in earnings of affiliates, net of dividends received	1,614	(23)	2,654	(64)

EBITDA(1)	$(3,825)	$31,745	$27,086	$54,399
Allowance for doubtful accounts	—	—	—	1,495
Loss on vessel disposal	—	—	—	1,260
Equity compensation expense	621	469	1,235	933
Vessels impairment loss	37,860	—	37,860	—

Adjusted EBITDA	$34,656	$32,214	$66,181	$58,087
Cash interest income	213	270	331	371
Cash interest paid	(8,729)	(6,658)	(16,850)	(11,801)
Maintenance and replacement capital expenditures	(6,357)	(3,476)	(12,419)	(6,740)

Operating Surplus	$19,783	$22,350	$37,243	$39,917
Cash distribution paid relating to the first quarter	—	—	(3,420)	—
Cash reserves	(16,363)	(22,350)	(30,403)	(39,917)

Available cash for distribution	$3,420	$—	$3,420	$—

(1)

	Three Month Period Ended June 30, 2018 ($ ‘000) (unaudited)	Three Month Period Ended June 30, 2017 ($ ‘000) (unaudited)	Six Month Period Ended June 30, 2018 ($ ‘000) (unaudited)	Six Month Period Ended June 30, 2017 ($ ‘000) (unaudited)
Net cash provided by operating activities	$24,827	$12,264	$31,254	$10,084
Net cash used in investing activities	$(34,766)	$(109,814)	$(48,401)	$(11,769)
Net cash provided by financing activities	$2,257	$65,649	$28,193	$62,645

(2)

The net cash provided by operating activities and net increase in operating assets presented in this table have been revised to reflect the adoption of ASU 2016-18, which was effective beginning the first quarter ended March 31, 2018 and applied retrospectively to the three and six month periods ended June 30, 2017.